December 30, 2009

Tim Buchmiller, Esq.
Senior Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Medisafe 1 Technologies Corp.
Registration Statement on Form S-1
Filed: September 15, 2009
File No. 333-161914

Dear Mr. Buchmiller:

Enclosed herewith for filing on behalf of Medisafe 1 Technologies Corp. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 1 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 17, 2009.

We received your letter of December 4, 2009, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Prospectus Summary, page 4

1.
We note your revised disclosures in response to prior comments 10 and 13. Please revise your summary to disclose your plans with respect to creation of the medical advisory board, your need to assess whether FDA approval is required and the lack of present funding to achieve FDA approval, to the extent such approval is deemed necessary.

We have revised the disclosure as follows:
“The Medisafe 1 Technologies Corporation invention, based on a patented technology, is a medical assembly which may effectively prevent unauthorized administration of a drug or medicinal substance by hypodermic needle. It accomplishes this by taking a medical assembly and incorporating a locking mechanism that is intended to ensure the substance cannot be released from the hypodermic needle without positive pre-matching between the substance and the specific patient, identified by bar-coding or other identification technology. Since some human interaction will be required in the labeling, administering, and using the intended device, Medisafe 1 cannot entirely remove the risk of human error. It is expected that the system can be applied not only to hypodermic needles, but also to any assembly for storing any kind of medicine.

The company plans to recruit a medical advisory board during the first quarter of 2010 (Q1 2010), comprised of experienced academics and senior medical professionals. Once the medical advisory board is in place, one of the tasks of the advisory board will be to determine whether FDA approval is required. It is understood that seeking FDA approval is both time-consuming and costly. If it is found that it is required, Medisafe currently expects this process to take between 6 – 12 months. This shorter approval period is anticipated because the Medisafe medical assembly is not an internal device, but rather one that is used externally. There is currently no budget for any process related to getting FDA approval and as such, should the medical advisory board suggest that Medisafe needs such approval, additional funding will have to be raised to cover this process.”

Business Summary and Background, page 16

2.
We note the statistics cited in the penultimate paragraph on page 16.  Please provide us with copies of industry reports or other publications that include these statistics.  Clearly mark the relevant sections that support the data you have included in your prospectus.

We are submitting supplementally the industry reports or other publications that include the statistics cited in the Registration Statement.  Below please find the locations of the individual citations.

12 billion injections: http://www.who.int/vaccines-documents/DocsPDF01/www613.pdf (page 4)

400,000 drug-related deaths: http://www.fda.gov/downloads/Drugs/DrugSafety/UCM188961.pdf (page 2)

7,000 drug related deaths: http://www.fda.gov/downloads/Drugs/DrugSafety/UCM188961.pdf (page 17)

Copies of the reports are attached as requested.

3.
We note your response to prior comment 7.  It does not appear that you have revised your disclosure with respect to the statements contained in the first three bullets as well as the final bullet of comment 7.  We therefore reissue the comment with respect to these items. Please note that you should revise similar statements that appear in the summary and other sections of the registration statement.

We have revised the section as suggested.

4.
Also, please tell us how your disclosure in the fifth paragraph on page 16 concerning human interaction and the risk of human error is consistent with your disclosure on page 4 regarding the effective prevention of unauthorized administration, your disclosure 011 page 17 concerning the virtual elimination of incorrect administration, and similar disclosure throughout the registration statement.

We have added the following to the disclosure:
“The Medisafe 1 Technologies Corporation invention, based on a patented technology, is a medical assembly which may effectively prevent unauthorized administration of a drug or medicinal substance by hypodermic needle.  It accomplishes this by taking a medical assembly and incorporating a locking mechanism that is intended to ensure the substance cannot be released from the hypodermic needle without positive pre-matching between the substance and the specific patient, identified by bar-coding or other identification technology.  Since some human interaction will be required in the labeling, administering, and using the intended device, Medisafe 1 cannot entirely remove the risk of human error. It is expected that the system can be applied not only to hypodermic needles, but also to any assembly for storing any kind of medicine.”

General Working Capital, page 21

5.
Reference is made to your response to our prior comment 15. Please note that you continue to include a disclosure on page 21 stating that you believe that you will have sufficient funds available to satisfy working capital needs through lines of credit and the funds expected from equity sales. If true, as previously requested, please provide us with and disclose in your filing the amount provided by, terms, and the initial commencement date of these lines of credit.  Additionally, please disclose the nature of your relationship with the entities that provide you with these lines of credit.

We have added to the end of the section the following:
“The company will seek additional funding after the S-1 process becomes effective. The company plans to approach several investment houses in Israel, including (but not limited to), Jerusalem Global Ltd., Meitav Investment House Ltd., IBI Investment House Ltd., Cukieman & Co.  Medisafe 1 does not have any relationship with these investment houses.”

Certain Relationships and Related Transactions, page 28

6.
We note your disclosure in the fourth full paragraph on page 28. Please revise to disclose the date of all loan agreements with your directors and stockholders. Please also disclose the initial principal amount and actual due date for each loan.  In this regard, please also revise your disclosures on page 21 and F-Il accordingly. Please file these loan agreements as exhibits. Refer to Item 601(b)(lO)(i).

The disclosure has been revised as follows:
“As of September 30, 2009, loans from our two Directors and officers (Mr. Jacob Elhadad and Mr. Yisrael Gottlieb) made in cash amounted to, $84,900 and represented working capital advances from directors who are also stockholders of the Company. The loans are unsecured, non-interest bearing, and due after December 31 2010. The total amount of the loans was $100,000 for the patent acquisition and $9,900 for general working capital working (including $25,000 subsequent to September 30 2009 for the final payment for the patent).  The loans for the Patent acquisition were made as follows: $25,000 on July 20, 2009, $25,000 on August 20, 2009, $25,000 on September 20, 2009 and $25,000 on October 20, 2009.  The loans are for a period of 24 months each, commencing on their start date and ending 24 months later.  The loans for general working capital were advances  as follows , $1,800 on July 10 2009 and $8,100 on August 12 2009 . The working capital loans are too due after the year December 31 2010, and are hence due 24 months after each related loan.”

The footnotes #4 and #7 in the financial statement have been revised accordingly.

The loan agreements are attaché as an exhibit to the amended S1.

7.
We note your response to prior comment 20 that appears to indicate that the proceeds of the director loan were used to acquire the patent. Accordingly, if true, please disclose that the proceeds of the loans referenced in the fourth full paragraph on page 28 were used to purchase the patent referenced in the fifth full paragraph on page 28. Please also revise your disclosure in the fifth fun paragraph to specifically identify the director and brother of your other director.

We have revised the disclosure as follows:
“As of September 30, 2009, loans from our two Directors and officers (Mr. Jacob Elhadad and Mr. Yisrael Gottlieb) made in cash amounted to, $84,900 and represented working capital advances from directors who are also stockholders of the Company. The loans are unsecured, non-interest bearing, and due after December 31 2010. The total amount of the loans was $100,000 for the patent acquisition and $9,900 for general working capital working (including $25,000 subsequent to September 30 2009 for the final  payment for the patent  ) ... The loans for the Patent acquisition were made as follows: $25,000 on July 20, 2009, $25,000 on August 20, 2009, $25,000 on September 20, 2009 and $25,000 on October 20, 2009.  The loans are for a period of 24 months each, commencing on their start date and ending 24 months later.The loans for general working capital were advances  as follows , $1,800 on July 10 2009 and $8,100 on August 12 2009 . The working capital loans are too due after the year December 31 2010 , and are hence due 24 months after each related loan.”

On July 15, 2009, the Company entered into a Patent Transfer and Sale Agreement to purchase the patent from one of the Company's directors (Yisrael Gottlieb) and a brother (Yisrael Elhadad) of the other director (Jacob ElHadad), whereby the Company acquired all of the rights, title and interest in the patent known as the “Protector for administering medicine” in consideration of $100,000. As of September 30, 2009, the Company's remaining obligation payable was $25,000 and was paid on October 31, 2009.
Financial Statements

Note J - Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-9

8.
Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future amendments, please revise any references to accounting standards in accordance with FASB ASC 105-10.

We have revised the footnote accordingly.

Note 8 - Commitments] page F-12

9.
We note from your disclosure on page F-12 that on August 27, 2009 you entered into a Transfer Agent and Registrar Agreement with Nevada Agency and Trust Company (“NATCO”) for services.  It appears that this agreement obligates you to pay annual fees of $1,800 and service fees for services received. In this regard, please disclose the nature of the services that NATCO will provide under the abovementioned agreement and the respective service fee rates associated with such services. Additionally, please disclose the nature of your relationship with NATCO.  Also, if the abovementioned agreement with NATCO will have a significant impact on your financial statements, please revise your MD&A disclosure to disclose the potential effects that this agreement could have on your financial position, statement of operations or cash flows.

The Transfer Agent Agreement with Nevada Agency and Trust Company (“NATCO”) is attached and it is a standard annual fee to the NATCO per the standard agreement with them.  The Company does not anticipate this fee to be material to have an impact on the cash flow and/or operations of the Company.  There is no other relationship between the Company and NATCO.  Footnote 8 in the FS has also been updated.

The Transfer Agent Agreement has been attached as requested.

This letter responds to all comments contained in your letters of December 4, 2009.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours,

/s/ Jacob Elhadad
Jacob Elhadad, President